Mail Stop 4561

July 13, 2007

Kris Canekeratne
Chairman and Chief Executive Officer
Virtusa Corporation
2000 West Park Drive
Westborough, MA 01581

> **Re:** **Virtusa Corporation**
> **Amendment No. 3 to the Registration Statement on Form S-1**
> **Filed July 3, 2007**
> **File No. 333-141952**

Dear Mr. Canekeratne:

We have reviewed your amended filing and have the following comments. For purposes of this comment letter, we refer to the pagination in a courtesy copy of your amended Form S-1 that was provided to us by counsel.

Form S-1/A

General

1.   We note that part of the over-allotment shares will be offered on behalf of certain selling shareholders, but that information regarding such selling shareholders has not yet been included on page 115. Please ensure that all required Item 507 information is provided for the selling shareholders, including natural person disclosure and any broker-dealer affiliation, and that you allow us sufficient time to review such information prior to requesting acceleration of the registration statement.

Risk Factors, page 7

"Our management has limited experience managing a public company…", page 14

2.   Please refer to prior comment 13 from our letter dated May 8, 2007. We are continuing to evaluate this issue. In this regard, your response states that any periodic reporting requirement that might have arisen had you filed a Form 10 in July 2003 would have terminated on July 8, 2005, when you reduced your number of equity holders to less than 300. However, it would seem that such termination would have required the filing of a

Form 15. Absent such filing, it is not clear that you had no obligation to file an annual report for your last fiscal year. Please expand your analysis given in response to our prior comment to address the manner in which any reporting obligations would have terminated in July 2005.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Business Overview, page 4

3.   Please refer to prior comment 5 from our letter dated June 26, 2007. We note your revised disclosure that provides more detailed descriptions of the performance metrics evaluated by management. However, we continue to believe that your discussion of these metrics should provide some level of qualitative and/or quantitative disclosure to address the trends of these metrics over time and an analysis regarding how such changes in these metrics have impacted your business and financial condition over time. Investors should be provided with sufficient data to evaluate your business and financial condition within the context of the metrics used by management.

Critical Accounting Policies and Estimates

Share-based compensation, page 46

4.   Please refer to comments 1 and 2 in our letter dated June 29, 2007. We note from your letter dated July 6, 2007 that you have determined the estimated IPO price range to be between $4.47 and $5.10 per share on a pre-split basis. Please update your disclosures for the estimated IPO price range. We may issue additional comments related to this matter.

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

(m) Revenue Recognition, page F-14

5.   Please refer to comment 3 in our letter dated June 29, 2007. Your response indicates that you are using the proportionate delivery model to measure progress toward completion on fixed-price arrangements pursuant to SOP 81-1. This appears contrary to your revenue recognition policy which indicates that you are applying the percentage of completion method. Confirm that the application of the percentage-of-completion method approximates the benefits delivered to a customer similar to the results that would result from the application of the proportional performance model. That is, confirm that the use of efforts incurred represents an input measure is a surrogate for an output measure that would be used in a proportional performance model. In addition,

your response to prior comment 40 in your letter dated May 25, 2007 indicates that you incur higher cost per team member during the initial phase of a contract. Please indicate how this occurrence effects your measurement of revenue earned using the percentage of completion method versus the application of the proportional performance method. Is the cost incurred in learning the company's environment a revenue earning effort? Do you exclude such cost when measuring revenue earned in your model? Please advise.

Note 13. Commitments and Guarantees, page F-36

6.   Please refer to comment 8 in our letter dated June 29, 2007. Please explain why the contingency related to the transfer pricing matter is not disclosed in the financial statements, and revise accordingly. You should disclose both the nature of the accrual and the amount that has been accrued. You should also consider disclosing the range of possible loss. Refer to SFAS 5.

*   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Morgan Youngwood at (202) 551-3479 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Rebekah Toton at (202) 551-3857 with any other questions. If you require further assistance you may contact me at (202) 551-3730.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc: Via Facsimile (617) 523-1231
        John J. Egan III, Esq.
        Edward A. King, Esq.
        Goodwin Proctor LLP
        Telephone: (617) 570-1346